Exhibit 1

Ellomay Capital Enters into Additional Investments in the Italian Photovoltaic Market; Invests
 in EPC Project for Photovoltaic Plants of an Aggregate of 2 MWp and Enters into Agreements to Purchase Additional Plants of up to approximately 12.5 MWp

Tel-Aviv, Israel, September 16, 2010 – Ellomay Capital Ltd. (EMYCF.PK) (“Ellomay” or the “Company”), announced today that it has entered into two additional Engineering Procurement & Construction Contracts with an Italian contractor, for the design, supply, construction, assembly and commissioning of photovoltaic plants of approximately 1,000 KWp each, to be located in the province of Foggia, Municipality of Troia, Italy, at an aggregate cost of approximately Euro 6.9 million (the “EPC Project”). The EPC Project joins the Company’s four existing photovoltaic plants in the Marche Region in Italy that are currently under construction. The EPC Project requires the contractor to procure delivery of two fully operational photovoltaic plants, including the connection of the solar power plants to the Italian national grid, in order to sell the produced power to the Italian national energy handler (GSE). The contractor has undertaken to connect the EPC Project to the national grid prior to the end of the year 2010.

In addition, the Company announced today that it has entered into agreements with an Italian contractor contemplating the purchase of photovoltaic plants of up to approximately 12,500 KWp, to be located in the Puglia region, Italy (the “Agreements” and the “Puglia Plants”). Under the Agreements, the Company undertook to purchase two Italian companies who are in the process of construction of the Puglia Plants and the Company is to transfer a deposit in the aggregate amount of Euro 910,000 upon execution. The closing of the purchase of such Italian companies holding the Puglia Plants is subject to the completion of a legal, technical and tax due diligence process to the Company’s full satisfaction. The Agreements provide that in the event the outcome of the due diligence process is not positive for objective reasons, the relevant plants will not be purchased and, if this is the result for all plants, the Agreements may be terminated by the Company. Thereafter, if the positive due diligence outcome condition is met and the Puglia Plants are connected to the Italian national grid at year 2010 rates, the consideration per each 1,000 KWp shall be an aggregate of approximately Euro 3.6 million (including the respective amount of the deposit prepaid by the Company). In the event any of the Puglia Plants will not be connected to the Italian national grid at year 2010 rates, the Company can either elect not to purchase such plant or to purchase it at a reduced price. Should the Company not purchase any or all of the Puglia Plants pursuant to the terms of the Agreements, a pro rated portion of the deposit is to be refunded to the Company. The Company cannot at this point estimate the outcome of the due diligence process or the probability that any or all of the Puglia Plants will be connected to the national grid at year 2010 rates.

Following the connection of the EPC Project and the Puglia Plants to the Italian national grid, it is intended that the contractors shall operate and maintain the EPC Project and the Puglia Plants, as the case may be, for an annual fee, with an additional bonus or penalty to be paid if the power output is above or below certain performance benchmarks. It is the Company’s intention to finance the majority of the investment in connection with the EPC Project and the Puglia Plants (if and to the extent the investment in the Puglia Plants is consummated) by obtaining financing from a financial institution.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli Company, whose current plan of operations to expand its investments in the renewable energy field and to identify and evaluate suitable business opportunities and strategic alternatives in other fields, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Until February 29, 2008, the Company (which until then was named NUR Macroprinters Ltd.) and its subsidiaries, developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. The Company recently invested in four photovoltaic plants in the March Region in Italy, which are currently under construction.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, for example in the event the conditions set forth in the Agreements with respect to the Puglia Plants are not fulfilled. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com